Exhibit (a)(1)(C)

Westin Hotels Limited Partnership Responds to Amended Tender Offer

     White Plains, NY, February 4, 2004 – On January 22, 2004, WHLP Acquisition LLC (“Purchaser”), a wholly owned subsidiary of Starwood Hotels & Resorts Worldwide, Inc., a Maryland corporation (“Starwood”), announced it was increasing the price at which it is offering to purchase all of the issued and outstanding limited partnership units of Westin Hotels Limited Partnership (“WHLP”), to $735 per unit, less the amount of any distributions declared or paid on or after January 1, 2004 in respect of that unit.

     The Board of Directors of Westin Realty Corp. (the “General Partner”), the general partner of WHLP, has evaluated the terms of the amended offer and makes no recommendation as to whether limited partners should accept or reject the amended offer and is remaining neutral with respect to the amended offer. The General Partner recommended that the limited partners consider the following factors in making their own decision about whether to accept or reject the amended offer as well as the factors contained in the Amendment No. 3 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on February 4, 2004:

1.	Houlihan Lokey Howard & Zukin Financial Advisors, Inc. (“Houlihan Lokey”) rendered an opinion to the effect that, as of the date of such opinion, the consideration to be received in connection with the amended offer is fair to a limited partner from a financial point of view. However, the opinion addresses only the fairness from a financial point of view of the consideration to be received by a limited partner in the amended offer and does not constitute a recommendation to any limited partner as to whether to tender, or not tender, units in the amended offer. Furthermore, Houlihan Lokey has assumed, among other things, that the offer is fully subscribed and, accordingly, the opinion does not address the fairness from a financial point of view to limited partners who continue to hold units after the offer is consummated.

2.	The $735 per unit price offered by Purchaser is $10 more per unit than the price offered by Kalmia Investors LLC and its related investors (collectively, “Kalmia”) in its tender offer commenced in January 2004, is $185 more than the price offered by Kalmia in its tender offers commenced in October 2003 and July 2003, and is $210 more per unit than the price offered by Windy City Investments LLC and its related investors in its tender offer for units of WHLP commenced in July 2003.

3.	In connection with its tender offer, Purchaser is seeking consents of the limited partners holding a majority of the units to effect a back-end merger of WHLP. Although Purchaser’s receipt of requisite consents to effect the merger is no longer a condition to the amended offer, Purchaser has nonetheless disclosed that it intends to effect the merger and to cash out all non-tendering limited partners to the extent it receives the necessary limited partner consents. In contrast, Kalmia has not committed to effect a back-end merger if it acquires a majority of the units pursuant to its tender offer commenced in January 2004.

However, if Purchaser acquires a majority of units pursuant to its offer but does not receive the consents necessary to effect the merger, then Purchaser, as majority holder of the units, will be able to influence or determine all voting decisions of WHLP. In addition, there may be increased illiquidity of the units, which would likely have an adverse effect on the market price of the units. If Purchaser does not acquire a majority of the Units pursuant to the Offer but does acquire a substantial block of the Units, Purchaser may be able to block or make more difficult an acquisition of the Michigan Avenue or the Partnership by a third party.

4.	As reported in WHLP’s Amendment No. 3 to its Solicitation/ Recommendation Statement on Schedule 14D-9 filed with the SEC on February 4, 2004, total operating revenues, revenue per available room, average daily rate and occupancy for the Michigan Avenue in December 2003 were lower than December 2002. The General Partner believes that the hotel real estate market is currently at a relative low point in the cycle but expects that the market will recover over the next few years, although the timing and extent of any such recovery is uncertain. Furthermore, the General Partner believes that the Michigan Avenue will not experience significant revenue and income growth in calendar year 2004 due in part to a reduced number of conventions in the Chicago area. Although the hotel real estate market recently has shown signs of improvement, there can be no assurance that this improvement will be sustained. WHLP may not be able to sell the Michigan Avenue at a satisfactory price in the future, and the per unit cash proceeds a limited partner would realize upon a sale of the Michigan Avenue or a future liquidation of WHLP may not be greater than, and may be substantially less than, Purchasers’ offer price.

     More detailed information regarding the General Partner’s position with respect to the amended offer is contained in Amendment No. 3 to WHLP’s Solicitation/Recommendation Statement on Schedule 14D-9 which was filed with the SEC on February 4, 2004 and is available on the SEC’s website at www.sec.gov.

     For further information please contact Phoenix American Financial Services, Inc., WHLP’s investor relations manager, at 1-800-323-5888.

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